Exhibit 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm
December 31, 2006

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholder
of Financial Security Assurance Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity, and cash flows present fairly, in all material respects, the financial position of Financial Security Assurance Inc. and Subsidiaries (the “Company”) at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
New York, New York
March 29, 2007

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of
	December 31, 2006	December 31, 2005
ASSETS
General Investment Portfolio:
Bonds at fair value (amortized cost of $4,505,898 and $4,208,011)	$4,681,144	$4,370,469
Equity securities at fair value (cost of $54,291 and $54,370)	54,325	54,370
Short-term investments (cost of $85,980 and $104,153)	86,503	104,153
Financial Products Segment Investment Portfolio:
Bonds at fair value (amortized cost of $1,127,698 and $1,155,832)	1,128,255	1,155,992
Guaranteed investment contracts from GIC Affiliates at fair value (amortized cost approximates fair value) (See Notes 4 and 19)	962,815	1,021,791
Short-term investments	19,478	2,674
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $40,133 and $65,865)	41,051	68,421
Securitized loans	241,785	296,965
Other	55,036	102,487
Total investment portfolio	7,270,392	7,177,322
Cash	29,660	39,506
Deferred acquisition costs	340,673	335,129
Prepaid reinsurance premiums	1,004,987	865,192
Reinsurance recoverable on unpaid losses	37,342	36,339
Other assets (See Notes 14 and 19)	1,496,170	1,162,562
TOTAL ASSETS	$10,179,224	$9,616,050
LIABILITIES, MINORITY INTEREST AND SHAREHOLDER’S EQUITY
Deferred premium revenue	$2,658,594	$2,380,600
Losses and loss adjustment expenses	228,122	205,718
Variable interest entities’ debt	3,067,745	2,708,773
Deferred federal income taxes	292,905	238,342
Notes payable to affiliate	321,370	463,575
Surplus notes	108,850	108,850
Accrued expenses, other liabilities and minority interest	439,030	607,766
TOTAL LIABILITIES AND MINORITY INTEREST	7,116,616	6,713,624
COMMITMENTS AND CONTINGENCIES (See Note 15)
Preferred stock (5,000.1 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (380 and 400 shares authorized; issued and outstanding; par value of $39,474 and $37,500 per share)	15,000	15,000
Additional paid-in capital—common	743,504	841,828
Accumulated other comprehensive income (net of deferred income taxes of $63,063 and $58,198)	117,087	108,082
Accumulated earnings	2,187,017	1,937,516
TOTAL SHAREHOLDER’S EQUITY	3,062,608	2,902,426
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$10,179,224	$9,616,050

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2006	2005	2004
REVENUES:
Net premiums written	$562,276	$604,411	$602,903
Net premiums earned	$424,078	$431,059	$410,439
Net investment income	215,595	199,227	170,942
Net realized gains (losses)	(5,212)	5,177	(970)
Net interest income from financial products segment	137,844	105,561	74,286
Net realized and unrealized gains (losses) on derivative instruments	131,119	(124,851)	304,843
Income from assets acquired in refinancing transactions	24,661	35,183	31,634
Net realized gains from assets acquired in refinancing transactions	12,729	5,601	—
Other income	11,417	14,370	6,365
TOTAL REVENUES	952,231	671,327	997,539
EXPENSES:
Losses and loss adjustment expenses	23,303	25,365	20,599
Interest expense	25,497	33,608	31,499
Net interest expense from financial products segment	147,621	124,219	126,793
Policy acquisition costs	63,012	68,340	62,201
Foreign exchange (gains) losses from financial products segment	133,708	(162,398)	79,270
Other operating expenses	91,510	74,212	69,835
TOTAL EXPENSES	484,651	163,346	390,197
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES	467,580	507,981	607,342
Provision for income taxes:
Current	77,024	128,611	62,489
Deferred	49,715	14,412	60,929
Total provision	126,739	143,023	123,418
NET INCOME BEFORE MINORITY INTEREST AND EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES	340,841	364,958	483,924
Less: Minority interest	(48,660)	12,980	120,397
Plus: Equity in earnings of unconsolidated affiliates	—	—	3,761
NET INCOME	389,501	351,978	367,288
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized gains (losses) arising during period net of deferred income tax provision (benefit) of $8,307, $(36,635) and $5,676	15,398	(49,954)	11,968
Less: Reclassification adjustment for gains included in net income net of deferred income tax provision (benefit) of $3,442, $6,776 and $(542)	6,393	12,584	(428)
Other comprehensive income (loss)	9,005	(62,538)	12,396
COMPREHENSIVE INCOME	$398,506	$289,440	$379,684

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(in thousands)

	Common Stock	Additional Paid-In Capital- Common	Unrealized Gain on Investments	Accumulated Earnings	Total
BALANCE, December 31, 2003	$15,000	$819,918	$158,224	$1,335,250	$2,328,392
Net income for the year	—	—	—	367,288	367,288
Net change in accumulated other comprehensive income (net of deferred income tax expense of $6,218)	—	—	12,396	—	12,396
Capital contributions	—	20,419	—	—	20,419
Dividends paid	—	—	—	(30,000)	(30,000)
Capital issuance costs	—	(1,260)	—	—	(1,260)
BALANCE, December 31, 2004	15,000	839,077	170,620	1,672,538	2,697,235
Net income for the year				351,978	351,978
Net change in accumulated other comprehensive income (net of deferred income tax benefit of $(29,859))	—	—	(62,538)	—	(62,538)
Capital contributions	—	4,094	—	—	4,094
Dividends paid	—	—	—	(87,000)	(87,000)
Capital issuance costs	—	(1,343)	—	—	(1,343)
BALANCE, December 31, 2005	15,000	841,828	108,082	1,937,516	2,902,426
Net income for the year	—	—	—	389,501	389,501
Net change in accumulated other comprehensive income (net of deferred income tax expense of $4,865)	—	—	9,005	—	9,005
Capital contributions	—	2,637	—	—	2,637
Repurchase of stock	—	(100,000)	—	—	(100,000)
Dividends paid	—	—	—	(140,000)	(140,000)
Capital issuance costs		(961)	—	—	(961)
BALANCE, December 31, 2006	$15,000	$743,504	$117,087	$2,187,017	$3,062,608

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Premiums received, net	$566,259	$621,877	$588,341
Policy acquisition and other operating expenses paid, net	(167,280)	(165,833)	(134,067)
Salvage and subrogation	1,745	(362)	7,327
Losses and loss adjustment expenses paid	(405)	(1,124)	(42,936)
Net investment income received	213,341	200,623	170,958
Net investment income received in financial products segment	37,400	40,599	30,189
Interest paid in financial products segment	(5,956)	(6,739)	(3,216)
Net derivative payments in financial products segment	(23,960)	(25,655)	(18,986)
Federal income taxes paid	(82,800)	(114,066)	(61,863)
Interest paid	(25,877)	(33,748)	(32,765)
Income received from refinanced assets	41,622	37,359	28,485
Other, net	8,543	(3,040)	3,038
Net cash provided by (used for) operating activities	562,632	549,891	534,505
Cash flows from investing activities:
Proceeds from sales of bonds	1,581,689	1,716,954	1,155,749
Proceeds from maturities of bonds	160,846	129,700	267,800
Purchases of bonds	(2,074,463)	(2,189,640)	(1,882,243)
Purchases of property and equipment	(2,263)	(32,354)	(5,130)
Net change in short-term investments	18,700	158	(27,967)
Purchases of financial products segment bonds	—	(309,674)	(144,639)
Maturity of financial products segment bonds	103,662	292,150	213,825
Net change in financial products segment short-term investments	(16,802)	(1,479)	9,908
Assets acquired in refinancing transactions	—	—	(378,672)
Paydowns of assets acquired in refinancing transactions	88,477	92,514	102,534
Proceeds from sales of assets acquired in refinancing transactions	13,643	182,701	60,953
Other investments	24,109	2,127	14,305
Net cash provided by (used for) investing activities	(102,402)	(116,843)	(613,577)
Cash flows from financing activities:
Distribution to minority shareholder	—	(55,443)	(6,980)
Surplus notes repaid	—	—	(44,000)
Proceeds from issuance of financial products segment debt (see Note 4)	—	206,674	102,139
Issuance of notes payable	—	—	378,672
Repayment of notes payable	(142,207)	(287,186)	(130,157)
Capital issuance costs	(961)	(1,343)	(1,260)
Dividends paid	(140,000)	(87,000)	(30,000)
Repurchase of shares	(100,000)	—	—
Repayment of preferred stock	—	—	(6,300)
Repayment of financial products segment debt	(87,500)	(189,230)	(190,681)
Net cash provided by (used for) financing activities	(470,668)	(413,528)	71,433
Effect of changes in foreign exchange rates on cash balances	592	(1,304)	1,993
Net increase (decrease) in cash	(9,846)	18,216	(5,646)
Cash at beginning of year	39,506	21,290	26,936
Cash at end of year	$29,660	$39,506	$21,290

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(in thousands)

	Years Ended December 31,
	2006	2005	2004
Reconciliation of net income to net cash flows from operating activities:
Net income	$389,501	$351,978	$367,288
Increase in accrued investment income	(10,798)	(2,471)	(4,281)
Increase in deferred premium revenue net of prepaid reinsurance premiums	138,199	173,351	192,464
Increase in deferred acquisition costs	(5,544)	(27,114)	(34,369)
(Decrease) increase in current federal income taxes payable	(5,776)	13,581	(3,113)
Increase (decrease) in unpaid losses and loss adjustment expenses	22,002	24,857	(29,651)
Provision (benefit) for deferred income taxes	49,715	14,412	60,929
Net realized (gains) losses on investments	(10,578)	(11,685)	970
Depreciation and accretion of discount	31,927	7,905	9,550
Minority interest and equity in earnings of unconsolidated subsidiaries	(48,660)	12,980	116,636
Change in other assets and liabilities	12,644	(7,903)	(141,918)
Cash provided by operating activities	$562,632	$549,891	$534,505

In 2006, 2005 and 2004, the Company received a tax benefit of $1.1 million, $4.1 million and $20.4 million, respectively, by utilizing its Parent’s losses. These amounts were recorded as a capital contribution.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1.   ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (“FSA” or, with its consolidated entities, the “Company”), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the “Parent”), is a New York insurance company. The Company is engaged in providing financial guaranty insurance on public finance and asset-backed obligations. The Company’s underwriting policy is to insure public finance and asset-backed obligations that it determines would be of investment-grade quality without the benefit of the Company’s insurance. The public finance obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing powers and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ abilities to impose and collect fees and charges for public services or specific projects. Public finance obligations include obligations backed by the cash flow from leases or other revenues from projects serving a substantial public purpose, including government office buildings, toll roads, health care facilities and utilities. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets, such as residential mortgage loans, consumer receivables, securities or other assets having an ascertainable cash flow or market value. The Company also insures synthetic asset-backed obligations that generally take the form of credit default swap (“CDS”) obligations or credit-linked notes that reference pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer’s obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation’s original payment schedule or, at its option, to pay such amounts on an accelerated basis. In addition, the Company insures guaranteed investment contracts (“GICs”) issued by FSA Capital Management Services LLC (“FSACM”), FSA Capital Markets Services (Caymans) Ltd. and, prior to April 2003, FSA Capital Markets Services LLC (collectively, the “GIC Affiliates”), affiliates of the Company.

The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both public finance and asset-backed obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures. The Company’s insured portfolio consists primarily of public finance and asset-backed obligations originated in the United States of America, but the Company has also written and continues to pursue business in Europe and the Asia Pacific region.

The Company consolidates the results of certain variable interest entities (“VIEs”), including FSA Global Funding Limited (“FSA Global”) and Premier International Funding Co. (“Premier). The Company consolidates FSA Global in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (revised December 2003) (“FIN 46”). The Company also consolidates Premier as a result of obtaining control rights.

FSA Global is a special purpose funding vehicle partially owned by an affiliate of the Company. FSA Global issues FSA-insured medium term notes and invests the proceeds from the sale of its notes in FSA-insured obligations with a view towards realizing the yield difference between the notes issued and the obligations purchased with the note proceeds. Premier is principally engaged in debt defeasance for public finance lease transactions. FSA Global and Premier comprise the FP segment (“FP Segment”).

The Company refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated. The Company’s management believes that the assets held by FSA Global, Premier and the refinancing vehicles, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. Substantially all of FSA Global’s assets are pledged as collateral to secure the repayment, on a pro rata basis, of FSA Global’s debt.

On July 5, 2000, the Parent completed a merger in which the Parent became a direct subsidiary of Dexia Holdings, Inc. (“Dexia Holdings”) which, in turn, is owned 90% by Dexia Crédit Local S.A. (“Dexia Crédit Local”) and 10% by Dexia S.A. (“Dexia”), a Belgian corporation whose shares are traded on the Euronext Brussels and Euronext Paris markets as well as on the Luxembourg Stock Exchange.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note 21). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the Company’s consolidated balance sheets at December 31, 2006 and 2005, the reported amounts of revenues and expenses in the statements of operations and comprehensive income during the years ended December 31, 2006, 2005 and 2004 and disclosure of contingent assets and liabilities. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses, fair value of financial instruments and the deferral and amortization of policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its direct and indirect subsidiaries, principally including FSA Insurance Company, Financial Security Assurance International Ltd. (“FSA International”), Financial Security Assurance (U.K.) Limited, and FSA Mexico Holdings Inc. (collectively, the “Subsidiaries”). The Consolidated Financial Statements also include the accounts of certain VIEs and refinancing vehicles as described in Note 1. All intercompany accounts and transactions have been eliminated. Certain other prior-year balances have also been reclassified to conform to the current year presentation.

Investments

Investments in debt and equity securities designated as available for sale are carried at fair value. The unrealized gain or loss on investments is reflected as a separate component of shareholders’ equity, net of applicable deferred income taxes.

Bond discounts and premiums are amortized on the effective yield method over the remaining terms of the securities acquired. For mortgage-backed securities and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments, which are those investments with a maturity of less than one year at time of purchase, are carried at fair value. Changes in fair value of short term investments are due to changes in foreign exchange rates. Cash equivalents are amounts deposited in money market funds and investments with a maturity at time of purchase of three months or less and are included in short-term investments. Mortgage loans are carried at the lower of cost or market on an aggregate basis. Realized gains or losses on sale of investments are determined on the basis of specific identification. Investment income is recorded as earned. Other-than-temporary impairments are reflected in earnings as a realized loss.

Investments in unconsolidated affiliates are based on the equity method of accounting (see Note 3). The Company records its share of unrealized gains or losses of unconsolidated affiliates, net of applicable deferred taxes, in other comprehensive income.

Included in assets acquired in refinancing transactions are asset-backed senior notes that represent the Company’s purchase of less than 50% of a refinanced transaction. These assets are designated as available for sale. Certain other asset-backed securities are carried at cost, with any reduction in carrying value recognized as an adjustment to yield in accordance with American Institute of Certified Public Accountants  Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.”

Derivatives

The Company enters into derivative contracts to manage interest rate and foreign currency risks associated with the VIE debt and VIE bond portfolio. The derivatives are recorded at fair value and generally include interest rate and currency swap agreements, which are primarily utilized to convert the Company’s fixed rate obligations and investments on its VIE debt and VIE bond portfolio into U.S. dollar floating rate assets and liabilities. The gains and losses relating to changes in the fair-value of derivatives are included in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income. FSA Global, under the terms of its derivative agreements, is not required to pledge collateral. Its counterparties, however, may be required to pledge collateral or transfer assets to FSA Global. FSA Global is not permitted to rehypothecate any such collateral or assets.

The Company has also insured a number of CDS agreements that it intends, in each case, to hold for the full term of the agreement. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are accrued, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. Changes in fair value are recorded in net realized and unrealized gains (losses) on derivative instruments and in either other assets or other liabilities, as appropriate. The Company uses quoted market prices, when available, to determine fair value. If quoted prices are not available, as is generally the case, management uses internally developed estimates of fair value. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company’s ability to obtain reinsurance for its insured obligations. Due to a lack of a quoted market for the CDS obligations written by the Company, estimates generated from the Company’s valuation process may differ materially from values that may be realized in market transactions.

Premium Revenue Recognition

Gross and ceded premiums received in upfront payouts are earned in proportion to the expiration of the related risk. For upfront premium transactions, premium earnings are greater in the earlier periods when there is a higher amount of exposure outstanding. The amount of risk outstanding is equal to the sum of the par amount of debt insured over the expected period of coverage. Deferred premium revenue and prepaid reinsurance premiums represent the portion of gross and ceded premium, respectively, that is applicable to coverage of risk to be provided in the future on policies in force. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium revenue and prepaid reinsurance premium, less any amount credited to a refunding issue insured by the Company, are recognized.

For premiums received on an installment basis, the Company earns the premium over the installment period, typically less than one year, throughout the period of coverage. Typically, installment premiums are applicable to insured transactions that involve CDS or special purpose vehicles (“SPVs”) structured to finance pools of assets such as auto loans or mortgage loans. Premiums on such transactions are typically paid in installments because premium is paid from the interest spread available to the SPV (i.e. the difference in interest rate between the yield on its assets and the yield on its liabilities). The nature of the assets financed can have uncertain debt service schedules due to prepayments. When the Company, through its ongoing credit review process, identifies transactions where premiums are paid on an installment basis and certain default triggers have been breached, the Company ceases to earn premiums on such transactions.

Losses and Loss Adjustment Expenses

Background

Financial guaranty insurance generally provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Upon a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation’s original payment schedule or, at its option, to pay such amounts on an accelerated basis.

The financial guaranty industry has emerged over the past thirty-four years. Management believes that existing insurance accounting under Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), does not specifically address financial guaranty insurance. Accordingly, the accounting for loss and loss adjustment expenses within the financial guaranty insurance industry has developed based on analogy to the most directly comparable elements of existing literature, including sections of SFAS 60, Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”) and Emerging Issues Task Force Issue 85-20, “Recognition of fees for guaranteeing a loan” (“EITF 85-20”).

Company-Specific Policy

The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses (“LAE”), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

The Company calculates a loss and LAE liability based upon identified risks inherent in its insured portfolio. If an individual policy risk has a reasonably estimable and probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

Case reserves for financial guaranty insurance companies differ from those of traditional property and casualty insurance companies. The primary difference is that traditional property and casualty case reserves include only claims that have been incurred and reported to the insurance company. In a traditional property and casualty company, claims are incurred when defined events occur such as an auto accident, home fire or storm. Unlike traditional property and casualty claims, financial guaranty losses arise from the extension of credit protection and occur as the result of the credit deterioration of the issuer or underlying assets of the insured obligations over the lives of those insured obligations. Such deterioration and ultimate loss amounts can be projected based on historical experience in order to estimate probable loss, if any. Accordingly, specific loss events that require case reserves include (1) policies under which claim payments have been made and additional claim payments are expected, and (2) policies under which claim payments are probable and reasonably estimable, but have not yet been made.

The Company establishes a case reserve for the present value of the estimated loss, net of subrogation recoveries, when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and reasonably estimable at the balance sheet date. When an insured obligation has met the criteria for establishing a case reserve and that transaction pays a premium in installments, those premiums, if expected to be received prospectively, are considered a form of recovery and are no longer earned as premium revenue. A case reserve is determined using cash flow or similar models that represent the Company’s estimate of the net present value of the anticipated shortfall between (1) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (2) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. The estimated loss, net of recovery, on a transaction is discounted using the risk-free rate appropriate for the term of the insured obligation at the time the reserve is established and is not subsequently adjusted.

The Company records a non-specific reserve to reflect the credit risks inherent in its portfolio. The non-specific and case reserves, together represent the Company’s estimate of total reserves. Generally, when an insured credit deteriorates to a point where claims are expected, a case reserve is established. The establishment of a non-specific reserve for credits that have not yet defaulted is a common practice in the financial guaranty industry, although there are differences in the specific methodologies applied by other financial guarantors in establishing and measuring these reserves.

The Company establishes a non-specific reserve on its portfolio of credits because management believes that a portfolio of insured obligations will deteriorate over its life and that the existence of inherent loss can be proven statistically by data such as rating agency publications. The establishment of the reserve is a systematic process that considers this quantitative, statistical information obtained primarily from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), together with qualitative factors such as overall credit quality trends resulting from economic and political conditions, recent loss experience in particular segments of the portfolio and changes in underwriting policies and procedures. The factors used to establish reserves are evaluated periodically by comparing the statistically computed loss amount with the incurred losses as represented by case reserve activity to develop an experience factor, that is updated and applied to current-year originations. The process results in management’s best estimate of inherent losses associated with providing credit protection at each balance sheet date.

The non-specific reserve established considers all levels of protection (e.g., reinsurance and overcollateralization). Net par outstanding for policies originated in the current period is multiplied by loss frequency and severity factors, with the resulting amounts discounted at the risk-free rates using the treasury yield curve (the “statistical calculation”). The discount rate does not change and is used to accrete the loss for the life of each policy. The loss factors used for the calculation are the product of default frequency rates obtained from Moody’s and severity factors obtained from S&P. Moody’s is chosen for default frequency rates due to its credibility, large population, statistical format and reliability of future update. The Moody’s default information is applied to all credit sectors or asset classes as described below. In its publication of default rates from 1970-2005, Moody’s tracks bonds over a 20 year horizon by credit rating at time of issuance. For the purpose of establishing appropriate severity factors, the Company’s methodology segregates the portfolio into asset classes, including health care transactions, all other municipal transactions, pooled corporate transactions, commercial real estate, and all other asset-backed transactions. The severity factors are derived from capital charge assessments provided by S&P. S&P capital charges project loss levels by asset class and are incorporated into their capital adequacy stress scenario analysis.

The product of the current-year statistical calculation multiplied by the current-year experience factor represents the present value of loss amounts calculated for current-year originations. The experience factor is based on the Company’s inception-to-date historical losses (starting from 1993, when the Company established the non-specific reserve methodology). The experience factor is calculated by dividing cumulative inception-to-date actual losses incurred by the Company by the cumulative inception-to-date losses determined by the statistical calculation. The experience factor that applies to the whole portfolio is reviewed, and, where appropriate, updated periodically, but no less than annually.

The present value of loss amounts calculated for the current-year originations is established at inception of the policy and there is no subsequent change unless significant adverse or favorable loss experience is observed. In the event that the experience factor is either increased or decreased based on adverse or favorable loss experience, an analysis is performed of the non-specific reserve balance with particular emphasis on the asset class, if any, driving the experience factor adjustment. The objective of such analysis is to quantify the appropriate adjustment to the overall non-specific reserve balance for the change in experience. The adjustment that increases or decreases the non-specific reserve is charged or credited to loss expense.

The present value of loss amounts calculated for the current-year originations plus an amount representing the accretion of discount pertaining to prior-year originations are charged to loss expense and increase the non-specific loss reserve after adjustments that may be made to reflect observed favorable or adverse experience. The entire non-specific reserve is available to absorb probable losses inherent in the portfolio. As there are no specific losses provided in the non-specific reserve, there is no identifiable reinsurance recoverable. At the time that a case reserve is identified, the gross loss liability is recognized along with the reinsurance recoverable, if any. The amount of reinsurance recoverable depends on the policy ceded and the reinsurance agreements covering such policy. Management cannot predict the specific policies that will emerge as case-basis losses from the portfolio and is not entitled to recovery from the reinsurer in advance of producing a case reserve.

Since the non-specific reserve contains the inherent losses of the portfolio, when a case reserve adjustment is deemed appropriate, whether the result of adverse or positive credit developments, accretion or the addition of a new case reserve, a full transfer is made between the non-specific reserve and the case reserve balances with no effect to income. The adequacy of the non-specific reserve balance is reviewed periodically and at least annually. Such analyses are performed to quantify appropriate adjustments that may be either charges or benefits on the statements of operations and comprehensive income, as occurred in 2004.

The table below presents the significant assumptions inherent in the calculations of the case and non-specific reserves.

	As of December 31,
	2006	2005
Case reserve discount rate	3.13%-5.90%	3.13%-5.90%
Non-specific reserve discount rate	1.20%-7.95%	1.20%-7.95%
Current experience factor	1.6	1.8

Reserving Methodology Industry Practice

Management is aware that there are differences regarding the method of defining and measuring both case reserves and non-specific reserves among participants in the financial guaranty industry. Other financial guarantors may establish case reserves only after a default and use different techniques to estimate probable loss. Other financial guarantors may establish the equivalent of non-specific reserves, but refer to these reserves by various terms such as, but not limited to, “unallocated losses,” “active credit reserves” and “portfolio reserves,” or may use different statistical techniques from those the Company uses to determine loss at a given point in time.

Management believes that existing accounting literature does not address the unique attributes of financial guaranty insurance. As an insurance enterprise, the Company initially refers to the accounting and financial reporting guidance in SFAS 60. In establishing loss liabilities, the Company relies principally on SFAS 60, which prescribes differing treatment depending on whether a contract is a short-duration contract or a long-duration contract. Financial guaranty insurance does not fall clearly within the definition of either short-duration or long-duration contracts. Therefore, the Company does not believe that SFAS 60 alone provides sufficient guidance for financial guaranty claim liability recognition.

As a result, the Company also analogizes to SFAS 5, which requires the establishment of liabilities when a loss is both probable and reasonably estimable. The Company also relies by analogy on EITF 85-20, which provides general guidance on the recognition of losses related to guaranteeing a loan. In the absence of a comprehensive accounting model provided by SFAS 60, industry participants, including the Company, have looked to such other guidance referred to above to develop their accounting policies for the establishment and measurement of loss liabilities. The Company believes that its financial guaranty loss reserve policy is appropriate under the applicable accounting literature, and that it best reflects the fact that a portfolio of credit-based insurance, comprising irrevocable contracts that cannot be unilaterally changed by the insurer and that match the maturity terms of the underlying insured obligation, contains probable and reasonably estimable losses.

The Financial Accounting Standards Board (“FASB”) staff is considering additional guidance regarding financial guaranty insurance. When and if the FASB or SEC reaches a conclusion on this issue, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, and the potential changes could extend to premium recognition. The Company cannot predict how the FASB will resolve this issue and the resulting impact on its financial statements.

Until additional guidance is issued, the Company intends to continue applying its existing policy regarding the establishment of both case and non-specific loss reserves.

Deferred Acquisition Costs

Deferred acquisition costs are comprised of expenses primarily related to the production of business, including commissions paid on reinsurance assumed, compensation and related costs of underwriting and marketing personnel, certain rating agency fees, premium taxes and certain other underwriting expenses, reduced by ceding commission received on premiums ceded to reinsurers. Deferred acquisition costs are amortized over the period in which the related premiums are earned. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred acquisition cost is recognized. A premium deficiency would be recognized if the present value of anticipated losses and loss adjustment expenses exceeded the sum of deferred premium revenue and estimated installment premiums.

VIE Debt

VIE debt is recorded at amortized cost. The Company may enter into transactions in order to reduce the Company’s exposure to fluctuations in interest rates and foreign currency rates. For VIE debt in a qualifying accounting hedge, the change in the fair value of the debt adjusts the carrying amount of the debt and is recognized in income currently. VIE debt may include hybrid debt instruments that contain embedded derivatives. Under certain conditions, GAAP requires that embedded derivatives are required to be separated from the debt instrument and accounted for at fair value, with all changes in fair value reflected through earnings.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the spot rate at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Unrealized gains and losses on available-for-sale securities, net of deferred taxes, resulting from translating investments denominated in foreign currencies are recorded in shareholders’ equity. Gains and losses from transactions in foreign currencies are recorded in other income.

Federal Income Taxes

The provision for income taxes consists of an amount for taxes currently payable and an amount for deferred taxes arising from temporary differences between the tax bases of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled.

Non-interest-bearing tax and loss bonds are purchased to prepay the tax benefit that results from deducting contingency reserves as provided under Internal Revenue Code Section 832(e). The Company records the purchase of tax and loss bonds in other assets.

Special Purpose Entities

Asset-backed and, to a lesser extent, public finance transactions insured by FSA may employ special purpose entities for a variety of purposes. A typical asset-backed transaction, for example, employs a special purpose entity as the purchaser of the securitized assets and as the issuer of the insured obligations. FSA’s participation is typically requested by the sponsor of the special purpose entity or the underwriter, either via a bid process or on a sole-source basis. Special purpose entities are typically owned by transaction sponsors or charitable trusts, although FSA may have an ownership interest in some cases. FSA maintains certain contractual rights and exercises varying degrees of influence over special purpose entity issuers of FSA-insured obligations. FSA also bears some of the “risks and rewards” associated with the performance of those special purpose entities’ assets. Specifically, as issuer of the financial guaranty insurance policy insuring a given special purpose entity’s obligations, FSA bears the risk of asset performance (typically, but not always, after a significant depletion of overcollateralization, excess spread, a deductible or other credit protection). FSA’s underwriting policy is to insure only obligations that are otherwise investment grade. In addition, the special purpose entity typically pays a periodic premium to FSA in consideration of the issuance by FSA of its insurance policy, with the special purpose entity’s assets typically serving as the source of such premium, thereby providing some of the “rewards” of the special purpose entity’s assets to FSA. Special purpose entities are also employed by FSA in connection with “repackaging” of outstanding securities into new securities insured by FSA and with refinancing underperforming, non-investment-grade transactions insured by FSA.

The degree of influence exercised by FSA over these special purpose entities varies from transaction to transaction, as does the degree to which “risks and rewards” associated with asset performance are assumed by FSA.

FIN 46-R addresses consolidation of VIEs that have one or both of the following characteristics: (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; and (b) the equity investors lack the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights and do not have the obligation to absorb the expected losses of the entity if they occur or the right to receive the expected residual returns of the entity if they occur. In analyzing special purpose entities described above, the Company considers reinsurance to be an implicit variable interest. Where the Company determines it is required to consolidate the special purpose entity, the outstanding exposure is excluded from Note 10.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is applicable for fiscal years beginning after December 15, 2006, with early application encouraged if financial statements, including interim financial statements, have not been issued in the period of adoption. The Company does not expect FIN 48 to have a material impact on its financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Statement of Financial Accounting Standard No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.”  SFAS 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to be irrevocably accounted for at fair value, with changes in fair value recognized in the statements of operations and comprehensive income. The fair-value election may be applied on an instrument-by-instrument basis. SFAS 155 also eliminates a restriction that prevents qualifying special purpose entities from holding derivative financial instruments that pertain to beneficial interests that are not derivative financial instruments. SFAS 155 is effective for all financial instruments acquired or issued after December 31, 2006. The Company does not expect SFAS 155 to have a material impact on its financial statements.

On September 15, 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which addresses how companies should measure fair value when required to use fair value measures for recognition or disclosure purposes under GAAP. SFAS 157 adopted an “exit price” approach to determining fair value and established a three-level fair value hierarchy to prioritize the inputs used in valuation techniques. Level 1 is the highest priority and is defined as observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 is defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data. Level 3 is the lowest priority and is defined as a valuation based on unobservable inputs such as a company’s own data. Prioritization of inputs, as well as other considerations, determine the level of disclosure required. SFAS 157 is applicable to financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of SFAS 157 on its financial statements.

In February 2007, The FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits reporting entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. The fair value option may be applied instrument by instrument, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted, under certain circumstances, provided the provisions of SFAS 157 are also applied. The Company is currently evaluating the implication of SFAS 159 for its financial statements.

Revisions

The Statement of Cash Flows for the period ended December 31, 2006 appropriately segregates the effect of changes in foreign exchange rates on cash balances into a separate line item. The effect of foreign exchange rates on cash balances has historically been included in cash flows from operations. As part of the review of these foreign cash accounts, it was determined that certain of these accounts are appropriately classified as cash rather than as short term investments at December 31, 2006. The Statements of Cash Flows for the periods ended December 31, 2005 and 2004 have been revised to conform with the 2006 presentation. Changes in classification of these accounts to cash from short term investments are also reflected in the balance sheet. The amounts revised for 2005 and 2004 from short term investments to cash were $29.1 million and $11.3 million, respectively.

3.   GENERAL INVESTMENT PORTFOLIO

Bonds and short-term deposits at an amortized cost of $10.5 million and $9.9 million at December 31, 2006 and 2005, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

Net investment income consisted of the following:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Bonds and short-term investments	$213,959	$193,347	$173,849
Equity investments	4,523	8,931	—
Investment expenses	(2,887)	(3,051)	(2,907)
Net investment income	$215,595	$199,227	$170,942

The credit quality of bonds at December 31, 2006 was as follows:

Rating(1)	Percent of Bonds
AAA	85.7%
AA	11.3
A	2.9
NR	0.1
Total	100.0%

(1)          Ratings are based on the lower of Moody’s or S&P ratings available at December 31, 2006.

Of the bonds included in the investment portfolio 6.2% were Triple-A by virtue of insurance provided by FSA (“FSA-Insured Investments”). Over 95% of the FSA-Insured Investments were investment grade without giving effect to the FSA insurance. The average shadow rating, which is the rating without giving effect to the FSA guaranty, of the FSA-Insured Investments was the Double-A range.

The amortized cost and fair value of the investment portfolio were as follows:

	As of December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$150,302	$2,131	$(1,782)	$150,651
Obligations of states and political subdivisions	3,663,821	171,563	(1,182)	3,834,202
Foreign	213,066	8,508	(175)	221,399
Mortgage-backed securities	247,690	989	(4,156)	244,523
Corporate securities	208,586	1,520	(2,178)	207,928
Asset-backed securities	22,433	141	(133)	22,441
Subtotal	4,505,898	184,852	(9,606)	4,681,144
Short-term investments	85,980	600	(77)	86,503
Total	$4,591,878	$185,452	$(9,683)	$4,767,647

	As of December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$189,368	$3,554	$(748)	$192,174
Obligations of states and political subdivisions	3,431,046	173,279	(5,457)	3,598,868
Foreign	116,217	842	(4,773)	112,286
Mortgage-backed securities	245,783	807	(4,487)	242,103
Corporate securities	185,381	1,797	(2,114)	185,064
Asset-backed securities	40,216	10	(252)	39,974
Subtotal	4,208,011	180,289	(17,831)	4,370,469
Short-term investments	104,153	—	—	104,153
Total	$4,312,164	$180,289	$(17,831)	$4,474,622

Foreign securities consist primarily of government issued and corporate securities which are denominated in either British pound sterling or the euro.

The following table shows the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	As of December 31, 2006
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$69,304	$(483)	$43,912	$(1,299)	$113,216	$(1,782)
Obligations of states and political subdivisions	99,977	(205)	69,847	(977)	169,824	(1,182)
Mortgage-backed securities	40,416	(396)	137,608	(3,760)	178,024	(4,156)
Corporate securities	44,776	(209)	93,782	(1,969)	138,558	(2,178)
Foreign	23,212	(103)	2,683	(72)	25,895	(175)
Asset-backed securities	3,009	(6)	11,102	(127)	14,111	(133)
Total	$280,694	$(1,402)	$358,934	$(8,204)	$639,628	$(9,606)

	As of December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$65,026	$(429)	$14,635	$(319)	$79,661	$(748)
Obligations of states and political subdivisions	375,766	(3,609)	108,031	(1,848)	483,797	(5,457)
Mortgage-backed securities	137,833	(2,195)	48,060	(2,292)	185,893	(4,487)
Corporate securities	102,576	(1,482)	23,650	(632)	126,226	(2,114)
Foreign	91,981	(4,727)	409	(46)	92,390	(4,773)
Asset-backed securities	18,540	(124)	14,813	(128)	33,353	(252)
Total	$791,722	$(12,566)	$209,598	$(5,265)	$1,001,320	$(17,831)

At December 31, 2006 there were 438 investments in fixed income securities where the aggregate amortized cost exceeded fair value by $9.6 million, or 1.5%; at December 31, 2005 there were 613 investments, whose aggregate amortized cost exceeded fair value and by $17.8 million, or 1.8%. Management has determined that the unrealized losses in fixed income securities at December 31, 2006 are primarily attributable to the current interest rate environment and has concluded that these unrealized losses are temporary in nature based upon (a) no principal and interest payment defaults on these securities; (b) analysis of the creditworthiness of the issuer; and (c) FSA’s ability and current intent to hold these securities until a recovery in fair value or maturity. There were no individual securities with material unrealized losses as of December 31, 2006 and 2005. As of December 31, 2006 and 2005, 100% of the securities that have been in a gross unrealized loss position were rated investment grade.

The amortized cost and fair value of bonds in the investment portfolio at December 31, 2006, by contractual maturity, are shown below. Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$201,929	$202,282
Due after one year through five years	1,160,189	1,216,936
Due after five years through ten years	855,032	884,028
Due after ten years	2,104,605	2,197,437
Mortgage-backed securities (stated maturities of 2 to 30 years)	247,690	244,523
Asset-backed securities (stated maturities of 1 to 28 years)	22,433	22,441
Total	$4,591,878	$4,767,647

Proceeds from sales of bonds for the investment portfolio during 2006, 2005 and 2004 were $1,581.7 million, $1,717.0 million and $1,155.7 million, respectively. Proceeds from maturities of bonds for the investment portfolio during 2006, 2005 and 2004 were $160.8 million, $129.7 million and $267.8 million, respectively. Gross gains of $0.8 million, $10.8 million and $4.5 million and gross losses of $5.7 million, $5.6 million and $5.5 million were realized on sales in 2006, 2005 and 2004, respectively.

Equity Investments

FSA’s  investment in preferred shares of XL Financial Assurance Ltd (“XLFA”), a financial guaranty insurance company and indirect subsidiary of XL, is redeemable by XLFA at a price equal to the fair market value of the preferred shares, subject to a cap defined as the internal rate of return of 19% per annum from the date of the investment through the date of redemption, plus accrued dividends as if 100% of current year earnings were distributed. Based on this formula, in 2004, the Company adopted a policy of carrying this investment at the lesser of the current calculated redemption value or the redemption value as of the next January first, which would exclude its share of accrued current year earnings to the extent the cap had been otherwise met. Consistent with this policy, in the third quarter of 2004, the Company charged $11.7 million to equity in earnings of unconsolidated affiliates and reduced its carrying value in this investment to $56.4 million.

Until the fourth quarter of 2004 this investment was accounted for using the equity method of accounting because the Company has significant influence over XLFA’s operations. In the second quarter of 2004, the Emerging Issues Task Force (“EITF”) reached a consensus that under EITF Issue 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF 02-14 consensus is applicable to reporting periods beginning after September 15, 2004. In accordance with this consensus, the Company no longer accrues undistributed earnings related to its investment in XLFA.

In March 2006, the XLFA Board of Directors approved a by-law amendment changing the coupon on XLFA’s preferred shares from a participating dividend based on an internal rate of return up to 19% to a fixed rate dividend of 8.25% per annum, effective January 1, 2006. Amounts recorded by the Company in connection with XLFA as of December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(in thousands)
Equity securities	$54,016	$54,300	$54,300
Equity in earnings from XLFA (pre-tax)	—	—	3,761
Dividends earned from XLFA	4,518	8,926	14,103

4.   FP SEGMENT INVESTMENT PORTFOLIO

All bonds in the FP Segment Portfolio are insured by FSA. The credit quality of the FP Segment Investment Portfolio, without the benefit of FSA’s insurance, at December 31, 2006 was as follows:

Rating(1)	Percent of Bonds
AAA	1.5%
A	80.8
NR	17.7
Total	100.0%

(1)          Ratings are based on the lower of Moody’s or S&P ratings available at December 31, 2006. Excludes VIE GICs. All VIE GICs are FSA-insured.

The amortized cost and fair value of bonds in the FP Segment Investment Portfolio were as follows:

	As of December 31, 2006
	Amortized Cost	Fair Value
	(in thousands)
Obligations of states and political subdivisions	$15,750	$15,750
Foreign	9,086	9,643
Asset-backed securities(1)	1,102,862	1,102,862
Short-term investments	19,478	19,478
Total	$1,147,176	$1,147,733

	As of December 31, 2005
	Amortized Cost	Fair Value
	(in thousands)
Obligations of states and political subdivisions	$15,879	$15,879
Corporate securities	20,013	19,327
Foreign	8,995	9,841
Asset-backed securities(1)	1,110,945	1,110,945
Short-term investments	2,674	2,674
Total	$1,158,506	$1,158,666

(1)          Asset-backed securities consist of floating rate assets, which are valued using readily available quoted market prices or at amortized cost if there is no readily available valuation. Management believes that amortized cost closely approximates fair value for these securities.

The Company periodically monitors its investment portfolio for individual investments in an unrealized loss position in order to assess whether that investment is considered other-than-temporarily impaired. In each case, the Company determines the nature and cause of the decline and whether the Company maintains the ability and intent to hold the security until the unrealized loss may reverse or until maturity. At December 31, 2006 and 2005, there were no securities in an unrealized loss position. The Company determined that no investments were considered other-than-temporarily impaired.

The amortized cost and fair value of bonds in the FP Segment Investment Portfolio at December 31, 2006, by contractual maturity, are shown below. Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$19,478	$19,478
Due after one year through five years	9,086	9,643
Due after ten years	15,750	15,750
Asset-backed securities (stated maturities of 2 to 14 years)	1,102,862	1,102,862
Total	$1,147,176	$1,147,733

The amortized cost and fair value of GICs held within the VIE guaranteed investment portfolio were as follows:

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$392,314	$392,314
Due after one year through five years	231,430	231,430
Due after five years through ten years	52,744	52,744
Due after ten years	286,327	286,327
Total	$962,815	$962,815

VIE Debt

At December 31, 2006, the interest rates on VIE Debt were between 1.98% and 6.20% per annum. Payments due under the VIE debt (including $1,042.1million of future interest accretion on zero coupon obligations and excluding fair value adjustments of $146.3 million) in the remainder of 2006 and each of the next four years ending December 31 and thereafter, are as follows:

Year	Principal Amount
(in thousands)
2007	$561.9
2008	132.0
2009	329.7
2010	94.4
2011	13.7
Thereafter	2,831.8
Total	$3,963.5

Non-Cash Transaction

In a non-cash transaction, FSA Global issued debt of $128.2 million and acquired assets of equal value from the GIC Affiliates. The proceeds of issuance of FSA Global debt were deposited directly into the GIC Affiliates, which, in turn, issued a GIC to FSA Global.

5. ASSETS ACQUIRED IN REFINANCING TRANSACTIONS AND NOTES PAYABLE TO
AFFILIATES

The Company generally has rights under its financial guaranty insurance policies and indentures that allow it to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of predefined events of default. To mitigate future losses, the Company may elect to purchase the outstanding insured obligation or its underlying collateral. Generally, refinancing vehicles reimburse FSA in whole for its claims payments in exchange for assignments of certain of FSA’s rights against the trusts. The refinancing vehicles obtain their funds from the proceeds of FSA-insured GICs issued in the ordinary course of business by the GIC Affiliates. The refinancing vehicles are consolidated into the Company’s financial statements. The Company maintains its reinsurance on these transactions.

The following table presents the balance sheet components of the assets acquired in refinancing transactions:

	As of December 31,
	2006	2005
	(in thousands)
Securitized loans	$241,785	$296,965
Bonds	41,051	68,421
Equity securities	4,434	3,488
Mortgage loans	34,407	56,165
Short term investments	12,662	37,512
Other	3,533	5,322
Total	$337,872	$467,873

Securitized loans are carried at cost, net of losses at the date of purchase. Income is recorded based on the effective yield method. The accretable yield on the securitized loans at December 31, 2006, 2005, and 2004 was $157.3 million, $149.7 million, and $151.3 million, respectively. The cash flows on the securitized loans, net of reinsurance, are monitored and the effective yield modified to reflect any change in the cash flow estimate on a prospective basis. Since the notes represent 100% of the debt capitalization of the trusts and since FSA maintains all the risk of further asset decline (except as provided by reinsurance) and maintains control over key decisions regarding the trusts (such as removal of the servicer, sale of the assets and liquidation of the entity), the trusts were consolidated with the Company for accounting purposes. The Company also consolidated the refinancing vehicles.

Bonds, equity securities and mortgage loans represent liquidations of previously insured obligations and subsequent purchases of the underlying collateral. Bonds and equity securities are available for sale and carried at fair value.

The credit quality of bonds within the refinanced asset portfolio at December 31, 2006 was as follows:

Rating(1)	Percent of Bonds
BBB	13.1%
CCC	84.2
NR	2.7
Total	100.0%

(1)          Ratings are based on internal shadow ratings available at December 31, 2006.

The amortized cost and fair-value of fixed income securities within the refinanced asset portfolio were as follows:

	As of December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Corporate securities	$1,074	$29	—	$1,103
Asset-backed securities	39,059	889	—	39,948
Short-term investments	12,662	—	—	12,662
Total	$52,795	$918	$—	$53,713

	As of December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Corporate securities	$5,946	$3,199	—	$9,145
Asset-backed securities	59,920	—	(644)	59,276
Short-term investments	37,512	—	—	37,512
Total	$103,378	$3,199	$(644)	$105,933

The amortized cost and fair value of equities held within the refinanced asset portfolio were as follows:

	As of December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Equity securities	$1,003	$3,431	—	$4,434

	As of December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Equity securities	$2,206	$1,282	—	$3,488

The amortized cost and fair-value of fixed income securities within the refinanced asset portfolio at December 31, 2006, are shown below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$12,669	$12,689
Due after one year through five years	40,126	41,024
Total	$52,795	$53,713

At December 31, 2006, and 2005 there were no securities in an unrealized loss position for a continuous 12-month period or longer. In 2006, the Company determined that there were three securities considered other-than-temporarily impaired and a $2.5 million impairment charge was recorded in the consolidated statements of operations and comprehensive income. In 2005, there were six securities considered other-than-temporarily impaired and a $4.5 million impairment charge was recorded in the consolidated statements of operations and comprehensive income.

Notes Payable to Affiliates

The Company has $321.4 million of notes payable to an affiliate at December 31, 2006 and $463.6 million at December 31, 2005. For the years ended December 31, 2006, 2005 and 2004 the Company recorded $20.1 million, $28.2 million and $24.8 million, respectively, of interest expense on the notes payable.

Principal payments due under these notes for each of the next five years ending December 31 and thereafter are as follows:

Expected Withdrawal Date	Principal Amount
(in thousands)
2007	$22,211
2008	24,602
2009	38,681
2010	44,195
2011	47,638
Thereafter	144,043
Total	$321,370

6.   DEFERRED ACQUISITION COSTS

Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows:

	Years Ended December 31,
	2006	2005	2004
	(in thousands)
Balance, beginning of period	$335,129	$308,015	$273,646
Costs deferred during the period:
Ceded and assumed commissions	(79,713)	(63,174)	(65,838)
Premium taxes	14,032	20,894	16,551
Compensation and other acquisition costs	134,237	137,734	145,857
Total	68,556	95,454	96,570
Costs amortized during the period	(63,012)	(68,340)	(62,201)
Balance, end of period	$340,673	$335,129	$308,015

7.   LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for losses and loss adjustment expenses, which consists of the case and non-specific reserves, is summarized as follows:

	Case Reserve Activity for the Year Ended December 31,
	2006	2005	2004
	(in millions)
Gross balance at January 1	$90.0	$80.6	$121.9
Less Reinsurance recoverable	36.3	35.4	59.2
Net balance at January 1	53.7	45.2	62.7
Transfer from non-specific reserve	1.2	10.5	30.7
Restructured transactions	—	—	(13.9)
Paid (net of recoveries) related to:
Current year	—	—	—
Prior year	(1.9)	(2.0)	(34.3)
Total paid	(1.9)	(2.0)	(34.3)
Net balance at December 31	53.0	53.7	45.2
Plus reinsurance recoverable	37.3	36.3	35.4
Gross balance at December 31	$90.3	$90.0	$80.6

	Non-Specific Reserve Activity For the Year Ended December 31,
	2006	2005	2004
	(in millions)
Balance at January 1	$115.7	$99.3	$111.5
Provision for losses:
Current year	17.8	20.4	20.4
Prior year	5.5	5.0	0.2
Transfers to case reserves	(1.2)	(10.5)	(30.7)
Restructured transactions	—	1.5	(2.1)
Balance at December 31	137.8	115.7	99.3
Total case and non-specific reserves	$228.1	$205.7	$179.9

The gross and net par amounts outstanding on transactions with case reserves were $483.4 million and $399.6 million, respectively, at December 31, 2006. The net case reserve consisted primarily of five CDO risks and two municipal risks, which collectively accounted for approximately 94.9% of the total net case reserve. The remaining eight risks were in various sectors.

During 2006, the Company charged $23.3 million to loss expense, consisting of $17.8 million for originations of new business and $5.5 million related to accretion on the reserve for in-force business. Net case reserves decreased $0.7 million primarily due to loss payments and some improvement in the CDO transactions, offset in part by the establishment of a new case reserve for a municipal health care transaction.

During 2005, the Company charged $25.4 million to loss expense, consisting of $20.4 million for originations of new business and $5.0 million for accretion related to prior-year reserves. The non-specific reserve increased $16.4 million in 2005, primarily due to loss expense of $25.4 million, partially offset by transfers from the non-specific reserve to case reserves of $10.5 million. Net reserves increased $8.5 million due to deterioration of specific CDO risks.

During 2004, the Company charged $20.6 million to loss expense, consisting of $20.4 million for originations of new business, $4.6 million for accretion related to prior years and $3.2 million related to reassumptions of previously ceded business, offset by reserve releases primarily related to a large refinancing transaction in 2004.

In September 2004, the Company exercised its rights to have the collateral of a defaulted collateralized bond obligation liquidated at a public sale, in which the Company offered the highest bid. The Company acquired the collateral to gain control of the portfolio in order to mitigate future losses. The previously established case reserve was drawn down to reflect the excess of the purchase amount over the fair value of the collateral. The remaining $9.5 million balance in the case reserve related to this transaction was returned to the non-specific reserve. After reevaluating its requirements for the CDO portion of the non-specific reserve, the Company then reduced the non-specific reserve by $9.5 million, which was partially offset by normal reserve additions. The net amount transferred from the case reserves to the non-specific reserve was $1.4 million, which also included a transfer from the non-specific reserve to a case reserve for a municipal utility transaction. The CDO portfolio continues to perform within the expectations reflected in previously recorded provisions for CDOs.

Since case and non-specific reserves are based on estimates, there can be no assurance that the ultimate liability will not differ from such estimates. The Company will continue, on an ongoing basis, to monitor these reserves and may periodically adjust such reserves, upward or downward, based on the Company’s actual loss experience, its future mix of business and future economic conditions.

Impact of 2005 Hurricanes

The Company monitors its exposure to credits affected by the 2005 hurricanes in Louisiana and Mississippi. The Company believes that its estimate of its total loss liability is adequate given its current risk information and has not established a case reserve related to its 2005 hurricane affected exposure.

As of December 31, 2006, FSA had not received notice of payment default on any 2005 hurricane-related exposures. The Company’s 11 credits that have suffered the most significant economic and property loss from the 2005 hurricanes had an aggregate net par exposure of $181.7 million at December 31, 2006. FSA-insured bonds are protected by various sources of support that would be invoked before FSA would incur losses. These sources include access to pledged taxes or revenues, reserve funds, property and casualty insurance and state and federal monies. The issuers of these insured bonds have generally continued to improve financially and management does not expect that the Company will sustain permanent losses.

In addition, to provide relief to local governments facing difficulties meeting debt service obligations during this recovery period, the State of Louisiana issued an aggregate of $400 million of Gulf Tax Credit and matching State General Obligation Bonds on July 19, 2006. The bond proceeds funded a State Debt Service Assistance Fund to provide loans to help qualifying local governments meet debt service obligations for the next several years. All of the qualifying entities are located in the New Orleans metropolitan area.

Among the exposures affected by the hurricane are $38.1 million of FSA-insured Orleans Levee District (the “District”) bonds. The District has explored the possibility of seeking bankruptcy protection, but has not received the authority from the State that is required to do so. FSA does not believe that payment of the FSA-insured bonds would be impaired by a bankruptcy filing. In addition, the District is a loan recipient under the State Debt Service Assistance Fund, with FSA-insured bonds receiving assistance through May 1, 2009.

Asset-backed transactions insured by the Company, backed by pools of geographically diverse assets, show no unusual concentrations in the affected areas.

The loss estimation process involves the exercise of considerable judgment and therefore the Company’s ultimate 2005 hurricane-related losses may be materially different from the current estimate and may affect future operating results.

8.   OUTSTANDING EXPOSURE AND COLLATERAL

The Company’s policies insure the scheduled payments of principal and interest on public finance and asset-backed (including insured FSA-insured CDS) obligations. The gross amount of financial guarantees in force (principal and interest) was $764.8 billion at December 31, 2006 and $685.1 billion at December 31, 2005. The net amount of financial guarantees in force was $552.3 billion at December 31, 2006 and $497.1 billion at December 31, 2005.

The net par outstanding as of December 31, 2006 and 2005 and the contractual terms to maturity are as follows:

	December 31, 2006		December 31, 2005
Terms to Maturity(1)	Public Finance	Asset-Backed(2)	Public Finance	Asset-Backed(2)
	(in millions)
0 to 5 years	$48,273	$41,582	$44,272	$41,955
5 to 10 years	53,242	31,097	49,935	31,395
10 to 15 years	47,865	12,301	44,392	12,180
15 to 20 years	41,489	1,860	36,737	744
20 years and above	60,424	37,985	51,724	37,612
Total	$251,293	$124,825	$227,060	$123,886

(1)          Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

(2)          Includes related party insurance of $16,558 million and $13,463 million, in 2006 and 2005, respectively, relating to FSA-insured GICs issued by the GIC Affiliates.

The par amount ceded as of December 31, 2006 and 2005 and the terms to maturity are as follows:

	December 31, 2006		December 31, 2005
Terms to Maturity	Public Finance	Asset-Backed	Public Finance	Asset-Backed
	(in millions)
0 to 5 years	$14,375	$9,091	$12,950	$16,180
5 to 10 years	16,635	6,485	16,332	7,011
10 to 15 years	17,163	1,847	16,954	1,477
15 to 20 years	17,200	1,905	15,180	1,474
20 years and above	33,480	3,649	29,048	4,001
Total	$98,853	$22,977	$90,464	$30,143

The net par outstanding of insured obligations in the public finance insured portfolio includes the following amounts by type of issue:

	Net Par Outstanding as of December 31,		Ceded as of December 31,
Types of Issues	2006	2005	2006	2005
	(in millions)
General obligation	$103,112	$93,284	$28,143	$26,020
Tax-supported bonds	46,479	43,855	18,733	18,276
Municipal utility revenue	40,495	37,245	13,367	14,091
Health care revenue	13,155	11,789	10,144	8,889
Housing revenue	7,576	7,585	2,039	2,153
Transportation revenue	16,164	15,299	10,337	9,766
Education	4,378	4,065	1,027	1,184
Other domestic public finance	1,628	1,690	509	531
International	18,306	12,248	14,554	9,554
Total public finance obligations	$251,293	$227,060	$98,853	$90,464

The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The net par outstanding of insured obligations in the asset-backed insured portfolio includes the following amounts by type of collateral:

	Net Par Outstanding (1) as of December 31,		Ceded as of December 31,
Types of Collateral	2006	2005	2006	2005
	(in millions)
Residential mortgages	$15,666	$18,401	$2,555	$3,056
Consumer receivables	10,599	8,366	664	1,569
Pooled corporate obligations	45,914	47,253	8,729	11,141
Other domestic asset-backed obligations	23,351	20,791	2,952	2,890
International	29,295	29,075	8,077	11,487
Total asset-backed obligations	$124,825	$123,886	$22,977	$30,143

(1)          Includes related party insurance of $16,558 million and $13,463 million, in 2005 and 2004, respectively, relating to FSA-insured GICs issued by the GIC Affiliates.

In its asset-backed business, the Company considers geographic concentration as a factor in underwriting insurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. However, after the initial issuance of an insurance policy relating to such securitizations, the geographic concentration of the underlying assets may not remain fixed over the life of the policy. In addition, in writing insurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry diversification.

The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth those states in which municipalities located therein issued an aggregate of 2% or more of the Company’s net par amount outstanding of insured municipal securities as of December 31, 2006:

State	Number of Risks	Net Par Amount Outstanding	Percent of Total Net Par Amount Outstanding	Ceded Par Amount Outstanding
	(in millions)
California	1,022	$31,724	12.7%	$10,753
New York	703	19,800	7.9	9,172
Texas	760	17,123	6.8	5,578
Pennsylvania	782	16,429	6.5	4,197
Florida	270	13,061	5.2	4,764
Illinois	682	12,641	5.0	6,140
New Jersey	609	10,817	4.3	5,710
Michigan	542	10,173	4.0	2,266
Washington	332	9,067	3.6	3,715
Massachusetts	210	6,304	2.5	3,513
Ohio	376	6,160	2.5	2,034
Indiana	271	5,451	2.2	1,277
Georgia	114	5,050	2.0	1,426
Wisconsin	453	4,982	2.0	1,326
All other U.S. jurisdictions	2,767	64,205	25.5	22,428
International	143	18,306	7.3	14,554
Total	10,036	$251,293	100.0%	$98,853

9.   FEDERAL INCOME TAXES

Dexia Holdings, the Parent and the Company and its Subsidiaries, except FSA International, file a consolidated federal income tax return.

Prior to 2006, a tax-sharing agreement between them provided that each member’s tax benefit or expense is calculated on a separate return basis and that any credits or losses available to the Parent or Dexia Holdings be allocated among the members based on each member’s taxable income. Effective for the tax year beginning January 1, 2006, the tax sharing agreement was amended so that the Parent or Dexia Holdings’ credits are no longer available to the members. At December 31, 2006 and 2005, the Company and its Subsidiaries received benefits from utilizing the Parent’s credits and losses of $1.1 million and $4.1 million, respectively, in connection with the 2005 tax year. These amounts have been recorded as capital contributions and reductions in amounts payable to the Parent in the financial statements.

Except as described below, federal income taxes were not provided on all of the undistributed earnings of FSA International, since it was the Company’s practice and intent to reinvest such earnings in the operations of this subsidiary. The cumulative amount of such untaxed earnings was $22.6 million at December 31, 2004.

The American Jobs Creation Act of 2004 (the “Act”), enacted on October 22, 2004, added Section 965 to the Internal Revenue Code. Section 965 provides for the repatriation of dividends from a controlled foreign corporation to its U.S. shareholder at an effective tax rate of 5.25%, provided that proceeds from the repatriation are utilized for qualified domestic investment activities. The U.S. Treasury Department issued Notice 2005-10, which provided guidance on acceptable investment activities. The Company believes it qualifies for the beneficial treatment under Section 965 and accordingly accrued a tax liability and expense of $5.3 million at December 31, 2004. This amount approximated the tax effect on FSA International’s tax dividend distribution made in the fourth quarter of 2005.

In December 2005, the Company repatriated earnings from FSA International to avail itself of the reduced effective tax rate of 5.25% (compared with the normal effective tax rate of 35%). In connection with such repatriation, the Company recapitalized FSA International in October of 2005 to become a wholly owned subsidiary and declared that it no longer intends to leave future earnings of that subsidiary permanently offshore. FSA International is subject to an increased effective U.S. tax rate on its 2005 and future income. The impact on earnings reflects (a) a tax liability of $15.1 million in respect of undistributed earnings of FSA International that have previously been recognized for GAAP but not yet for tax and (b) $14.2 million related to 2005 earnings.

The cumulative balance sheet effects of deferred federal tax consequences are as follows:

	December 31,
	2006	2005
	(in thousands)
Deferred acquisition costs	$106,316	$104,335
Deferred premium revenue adjustments	57,992	36,302
Unrealized capital gains	63,063	58,204
Contingency reserves	135,992	114,166
Undistributed earnings	18,297	16,613
Derivative fair-value adjustments	125,361	86,743
Other	4,135	3,817
Total deferred federal income tax liabilities	511,156	420,180
Loss and loss adjustment expense reserves	(49,079)	(41,533)
Deferred compensation	(69,203)	(67,277)
Foreign currency transaction loss	(59,098)	(12,300)
Minority interest	(39,265)	(56,437)
Other	(1,606)	(4,291)
Total deferred federal income tax assets	(218,251)	(181,838)
Net deferred federal income tax liability	$292,905	$238,342

Management believes it is more likely than not that the tax benefit of the deferred tax assets will be realized. Accordingly, no valuation allowance was necessary at December 31, 2006 or 2005.

A reconciliation of the effective tax rate with the federal statutory rate follows:

	Years Ended December 31,
	2006	2005	2004
Tax at statutory rate	35.0%	35.0%	35.0%
Tax-exempt investments	(11.6)	(9.0)	(8.3)
Income of foreign subsidiary	—	2.5	(1.3)
Minority interest	3.6	(0.4)	—
Other	0.1	0.1	(0.2)
Provision for income taxes	27.1%	28.2%	25.2%

10.   EMPLOYEE BENEFIT PLANS

The Company maintains both qualified and non-qualified, non-contributory defined contribution pension plans for the benefit of eligible employees. Contributions are based on a fixed percentage of employee compensation. Pension expense, which is funded annually, amounted to $6.6 million, $6.1 million and $5.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company has an employee retirement savings plan for the benefit of eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by Internal Revenue Code Section 401(k). Contributions by the Company are discretionary, and none have been made.

Through 2004, performance shares were awarded under the Parent’s 1993 Equity Participation Plan (the “1993 Equity Plan”). The 1993 Equity Plan authorized the discretionary grant of performance shares by the Human Resources Committee to key employees. The amount earned for each performance share depends on the attainment of certain growth rates of adjusted book value and book value per outstanding share over a three-year period.

Performance shares issued prior to January 1, 2005 permitted the participant to elect, at the time of award, growth rates including or excluding realized and unrealized gains and losses on the Parent’s consolidated investment portfolio excluding invested assets in the Parent Company’s Financial Products Segment. Performance shares issued after January 1, 2005 do not offer the option to include the impact of unrealized gains and losses on the investment portfolio. No payout occurs if the compound annual growth rate of the Parent’s consolidated adjusted book value and book value per outstanding share over specified three-year performance cycles is less than 7%, and a 200% payout occurs if the compound annual growth rate is 19% or greater. Payout percentages are interpolated for compound annual growth rates between 7% and 19%.

In 2004, the Company adopted the 2004 Equity Participation Plan (the “2004 Equity Plan”), which continues the incentive compensation program formerly provided under the Company’s 1993 Equity Participation Plan. The 2004 Equity Plan provides for performance share units comprised 90% of performance shares (which provide for payment based upon the Parent’s consolidated performance over specified three-year performance cycles as described above) and 10% of shares of Dexia restricted stock. Performance shares have generally been awarded on the basis of two sequential three-year performance cycles, with 1/3 of each award allocated to the first cycle which commences on date of grant and 2/3 of each award allocated to the second cycle which commences one year after date of grant. The total number of performance shares authorized under this plan was 3.3 million. At December 31, 2006, 2.7 million performance shares remained available for distribution.

The Dexia restricted stock component is a fixed plan, where the Company purchases Dexia shares and establishes a prepaid expense for the amount paid, which is amortized over 2.5-year and 3.5-year vesting periods. In 2006 and 2005, FSA purchased shares to economically defease its liability for $4.6 million and $4.4 million, respectively. These amounts are being amortized to expense over the employees’ vesting periods. For the year ended December 31, 2006 and 2005, the after-tax amounts amortized into income were $1.7 million and $0.8 million, respectively.

Performance shares granted under the 1993 Equity Plan and 2004 Equity Plan are as follows:

	Outstanding at Beginning of Year	Granted During the Year	Paid out During the Year	Forfeited During the Year	Outstanding at End of Year	Price per Share at Grant Date	Paid During the Year
	(in thousands )
2004	1,280,632	355,459	398,292	20,038	1,217,761	$109.71	$64,278
2005	1,217,761	316,638	313,987	24,434	1,195,978	131.30	61,584
2006	1,195,978	370,441	340,429	15,696	1,210,294	139.22	60,993

At December 31, 2006, 364,510 outstanding performance shares were fully vested, with a value of $61.9 million. These amounts were paid in the first quarter of 2007. At December 31, 2006, the total compensation cost related to non-vested performance shares not yet recognized was $73.9 million. This amount is expected to be recognized as expense over a weighted-average period of 1.14 years.

The estimated final cost of these performance shares is accrued over the performance period. The after-tax expense for the performance shares was $36.0 million, $32.9 million and $43.6 million, for the years ended December 31, 2006, 2005 and 2004, respectively.

Awards of Dexia restricted stock remain restricted for an additional six months after the year end of the vesting periods. Shares of Dexia restricted stock purchased under the 2004 Equity Plan are as follows:

	Outstanding at Beginning of Year	Purchased During the Year	Vested During the Year	Forfeited During the Year	Outstanding at End of Year	Price per Share at Purchase Date
2005	—	194,202	8,756	5,150	180,296	$22.69
2006	180,296	190,572	22,146	4,574	344,148	24.17

Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” did not have any impact on the consolidated statements of operations and comprehensive income.

11.   DERIVATIVE INSTRUMENTS

Credit Default Swaps

The Company has insured a number of CDS with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. The Company recorded $87.2 million, $89.2 million and $69.1 million of net earned premium under these agreements for the years ended 2006, 2005 and 2004, respectively.

Changes in the fair value of CDS, which were gains of $31.8 million, $11.1 million and $56.4 million for the years ended December 31, 2006, 2005, and 2004 respectively, were recorded in net realized and unrealized gains on derivative instruments in the consolidated statements of operations and comprehensive income The Company’s net par outstanding of $74.7 billion and $66.6 billion relating to these CDS transactions at December 31, 2006 and December 31, 2005, respectively, are included in the asset-backed insured balances in Note 8. The gains or losses recognized by recording these contracts at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, then the determination of fair value is based on internally developed estimates. The Company does not believe that the fair-value adjustments are an indication of potential claims under FSA’s guarantees or an indication of potential gains to be realized from the derivative transactions. The average remaining life of these contracts was 3.1 years. The inception-to-date gain on the balance sheet was $89.2 million at December 31, 2006 and $57.4 million at December 31, 2005, and was recorded in other assets.

Interest Rate and Foreign Exchange Rate Derivatives

The Company enters into derivative contracts to manage interest rate and foreign currency exposure in its VIE debt and VIE bond portfolio. The derivative contracts are recorded at fair value. These derivatives generally include interest rate and currency swap agreements, which are primarily utilized to convert fixed rate debt and investments into U.S. dollar floating rate debt and investments. The gains and losses related to the fair value of derivatives are included in net realized and unrealized gains (losses) on derivative instruments. The inception-to-date net unrealized gain on the outstanding derivatives held by the VIE’s of $516.8 million and $433.7 million at December 31, 2006 and December 31, 2005, respectively, was recorded in other assets and accrued expenses and other liabilities as applicable.

12.   MINORITY INTEREST IN SUBSIDIARY

In 1998, the Company and XL entered into a joint venture, establishing two Bermuda domiciled financial guaranty insurance companies—FSA International and XLFA. At December 31, 2004, XL owned a minority interest in FSA International and the Company owned a minority interest in XLFA. In October 2005, FSA purchased all the preferred shares of FSA International owned by XL Insurance (Bermuda), Ltd. for a cash purchase price of $39.1 million in anticipation of the repatriation of earnings and profits of FSA International. Giving effect to such purchase, FSA International became an indirect wholly owned subsidiary of the Company. The preferred shares were Cumulative Participating Voting Preferred Shares that, in total, had a minimum fixed dividend of $1.5 million per annum. In 2005 and 2004, FSA International paid preferred dividends $16.3 million and $7.0 million, respectively, to XL. For the years ended December 31, 2005 and 2004, the Company recognized minority interest $6.9 million and $7.0 million, respectively.

13.   REINSURANCE

The Company obtains reinsurance to increase its policy-writing capacity on both an aggregate-risk and a single-risk basis; to meet rating agency, internal and state insurance regulatory limits; to diversify risk; to reduce the need for additional capital; and to strengthen financial ratios. The Company reinsures portions of its risks with affiliated (see Note 19) and unaffiliated reinsurers under quota share, first-loss and excess-of-loss treaties and on a facultative basis.

In the event that any or all of the reinsuring companies are unable to meet their obligations, or contest such obligations, the Company would be unable to recover for such defaulted amounts. Certain of the reinsuring companies have provided collateral to secure their reinsurance obligations.

Amounts of ceded and assumed business were as follows:

	Year Ended December 31,
	2006	2005	2004
	(in thousands)
Written premiums ceded	$288,780	$256,087	$244,211
Written premiums assumed	12,066	9,474	11,567
Earned premiums ceded	154,997	150,087	161,733
Earned premiums assumed	4,627	3,521	6,608
Losses and loss adjustment expense payments ceded	3,486	1,465	52,372
Losses and loss adjustment expense payments assumed	8	8	16

	December 31,
	2006	2005
	(in thousands)
Principal outstanding ceded	$121,830,282	$120,607,468
Principal outstanding assumed	3,757,565	2,597,375
Deferred premium revenue assumed	31,216	23,777
Losses and loss adjustment expense reserves assumed	610	643

14.   OTHER ASSETS

The detailed balances that comprise other assets at December 31, 2006 and 2005 are as follows:

Other assets:	2006	2005
	(in thousands)
Fair value of VIE swaps	$516,762	$433,670
Fair-value adjustments on CDS	89,195	57,372
VIE other invested assets	418,677	266,978
Tax and loss bonds	127,150	105,324
Accrued interest on VIE swaps	136,975	108,421
Accrued interest income	60,500	53,101
Other assets	146,911	137,696
Total other assets	$1,496,170	$1,162,562

15.   COMMITMENTS AND CONTINGENCIES

Effective June 2004, the Company entered into a 21-year sublease agreement with Deutsche Bank AG for office space at 31 West 52nd Street, New York, New York to be used as the Company’s new headquarters. The Company moved to this new space in June 2005. The lease contains scheduled rent increases every five years after a 19-month rent-free period, as well as lease incentives for initial construction costs of up to $6.0 million, as defined in the sublease. The lease contains provisions for rent increases related to increases in the building’s operating expenses. The lease also contains a renewal option for an additional ten-year period, and an option to rent additional office space at various points in the future, in each case at then-current market rents. In addition the Company and its subsidiaries lease additional office space under non-cancelable operating leases, which expire at various dates through 2013. Future minimum rental payments are as follows:

Year Ended December 31,	(in thousands)
2007	9,163.6
2008	8,217.4
2009	8,204.7
2010	8,141.2
2011	8,125.3
Thereafter	111,723.1
Total	$153,575.3

Rent expense was $9.4 million in 2006, $9.2 million in 2005 and $6.9 million in 2004. Rent expense in 2005 includes a $1.1 million lease termination fee related to the Company’s former headquarters.

In the ordinary course of business, the Company and certain Subsidiaries are parties to litigation. The Company is not a party to any material pending litigation.

On November 15, 2006, the Parent received a subpoena from the Antitrust Division of the U.S. Department of Justice issued in connection with an ongoing criminal investigation of bid rigging of awards of municipal GICs. On November 16, 2006, FSA received a subpoena from the SEC related to an ongoing industry-wide civil investigation of brokers of municipal GICs. The Parent issues municipal GICs through the FP segment, but does not serve as a GIC broker. The subpoenas request that the Parent furnish to the DOJ and SEC records and other information with respect to the Company’s municipal GIC business. The Parent is cooperating with the investigations by the DOJ and the SEC.

16.   DIVIDENDS AND CAPITAL REQUIREMENTS

FSA’s ability to pay dividends depends on FSA’s financial condition, results of operations, cash requirements, rating agency capital adequacy and other related factors, and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states. Under the insurance laws of the State of New York, FSA may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by FSA during the preceding 12 months, the dividends do not exceed the lesser of (a) 10% of policyholders’ surplus as of its last statement filed with the Superintendent of Insurance of the State of New York (the “New York Superintendent”) or (b) adjusted net investment income during this period. FSA paid $140.0 million of dividends in 2006,$87.0 million in 2005 and $30.0 million in 2004. Based upon FSA’s statutory statements for December 31, 2006, the maximum amount normally available for payment of dividends by FSA without regulatory approval over the following 12 months would be approximately $156.6 million.

FSA may repurchase shares of its common stock from its shareholders subject to the New York Superintendent’s approval. The New York Superintendent has approved the repurchase by the Company of up to $500.0 million of its shares from its Parent through December 31, 2008. In 2006, the Company repurchased $100.0 million of shares of its common stock from FSA Holdings and retired such shares.

17.   CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

FSA has a credit arrangement aggregating $150.0 million, that is provided by commercial banks and intended for general application to insured transactions. If FSA is downgraded below Aa3 and AA-, the lenders may terminate the commitment and the commitment commission becomes due and payable. If FSA is downgraded below Baa3 and BBB-, any outstanding loans become due and payable. At December 31, 2006, there were no borrowings under this arrangement, which expires on April 21, 2011, if not extended.

FSA has a standby line of credit commitment in the amount of $350.0 million with a group of international banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $350.0 million or the average annual debt service of the covered portfolio multiplied by 5.00%, which amounted to $1,328.3 million at December 31, 2006. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term expiring on April 30, 2015 and contains an annual renewal provision, commencing April 30, 2008, subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 2006.

In June 2003, $200.0 million of money market committed preferred trust securities (the “CPS Securities”) were issued by trusts created for the primary purpose of issuing the CPS Securities, investing the proceeds in high-quality commercial paper and providing FSA with put options for issuing to the trusts non-cumulative redeemable perpetual preferred stock (the “Preferred Stock”) of FSA. If FSA were to exercise a put option, the applicable trust would transfer the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, to FSA in exchange for Preferred Stock of FSA. FSA pays a floating put premium to the trusts. The cost of the structure was $1.0 million and $1.3 million for 2006 and 2005 respectively, and was recorded in equity. The trusts are vehicles for providing FSA access to new capital at its sole discretion through the exercise of the put options. The Company does not consider itself to be the primary beneficiary of the trusts under FIN 46R because it does not retain the majority of the residual benefits or expected losses.

The Company had borrowed $108.9 million from its Parent in the form of Surplus Notes. These notes carry a simple interest rate of 5.0% per annum. Principal and interest on the Surplus Notes may be paid at any time at the option of the Company, subject to prior approval of the New York Superintendent and compliance with the conditions to such payments as contained in the New York Insurance Laws. These notes have no stated maturity. The Company paid interest of $5.4 million, $5.4 million and $6.7 million in 2006, 2005 and 2004, respectively. In 2004, with the approval of the New York Superintendent, FSA repaid $44.0 million of principal on such notes. There were no repayments in 2006 and 2005.

Certain FSA Global debt issuances contain provisions that could extend the stated maturities of those notes. To ensure FSA Global will have sufficient cash flow to repay its funding requirements, it has entered into four liquidity facilities with Dexia aggregating $419.4 million.

18.   SEGMENT REPORTING

The Company operates in two business segments: financial guaranty and financial products. The financial guaranty segment is primarily in the business of providing financial guaranty insurance on public finance and asset-backed obligations. The FP Segment includes the VIEs’ operations, reflecting the Company’s management of the VIEs’ operations. The results of the VIEs are included in the FP Segment beginning in 2006. Prior year disclosures have been reclassified to conform to the 2006 presentation. The following tables summarize the financial information by segment as of and for the years ended December 31, 2006, 2005 and 2004:

	For the Year Ended December 31, 2006
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$714,085	$238,146	$—	$952,231
Intersegment	3,584	—	(3,584)	—
Expenses:
External	(201,705)	(282,946)	—	(484,651)
Intersegment	—	(3,584)	3,584	—
Less:
SFAS 133 fair-value adjustments for CDS and economic interest rate hedges	31,823	(48,496)	—	(16,673)
Pre-tax segment operating earnings	484,141	112	—	484,253
Segment assets	$6,966,379	$3,212,845	$—	$10,179,224

	For the Year Ended December 31, 2005
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$699,681	$(28,354)	$—	$671,327
Intersegment	3,663	—	(3,663)	—
Expenses:
External	(201,248)	37,902	—	(163,346)
Intersegment	—	(3,663)	3,663	—
Less:
SFAS 133 fair-value adjustments for CDS and economic interest rate hedges	11,106	5,751	—	16,857
Pre-tax segment operating earnings	490,990	134	—	491,124
Segment assets	$6,599,078	$3,016,972	$—	$9,616,050

	For the Year Ended December 31, 2004
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$675,755	$321,784	$—	$997,539
Intersegment	4,855	—	(4,855)	—
Expenses:
External	(186,630)	(203,567)	—	(390,197)
Intersegment	—	(4,855)	4,855	—
Plus:
Equity in earnings of unconsolidated affiliates	3,761	—	—	3,761
Less:
SFAS 133 fair-value adjustments for CDS and economic interest rate hedges	56,400	112,900	—	169,300
Pre-tax segment operating earnings	441,341	462	—	441,803
Segment assets	$6,393,888	$3,162,578	$—	$9,556,466

The following tables present reconciliations of segments’ pre-tax operating earnings to net income.

	For the Year Ended December 31, 2006
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pre-tax operating earnings	$484,141	$112	$—	$484,253
SFAS 133 fair-value gain (loss) for CDS and economic interest rate hedges	31,823	(48,496)	—	(16,673)
Taxes				(126,739)
Minority interest				48,660
Net income				$389,501

	For the Year Ended December 31, 2005
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pre-tax operating earnings	$490,990	$134	$—	$491,124
SFAS 133 fair-value gain (loss) for CDS and economic interest rate hedges	11,106	5,751	—	16,857
Taxes				(143,023)
Minority interest				(12,980)
Net income				$351,978

	For the Year Ended December 31, 2004
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pre-tax operating earnings	$441,341	$462	$—	$441,803
SFAS 133 fair-value gain (loss) for CDS and economic interest rate hedges	56,400	112,900	—	169,300
Taxes				(123,418)
Minority interest				(120,397)
Net income				$367,288

The intersegment revenues and expenses relate to premiums paid by FSA Global on FSA-insured notes.

The amount of SFAS 133 fair-value adjustments for CDS is a reconciling item between pre-tax segment operating earnings and net income. In addition, management subtracts the impact of economic interest rate hedges when analyzing the segments. By removing the effect of the one-sided accounting caused by marking the derivatives to fair value, but not the hedged assets or liabilities, the measure will more closely reflect the underlying performance of segment operations.

19.   RELATED PARTY TRANSACTIONS

The table below summarizes amounts included in the financial statements resulting from transaction types executed with related parties:

	As of December 31,
	2006	2005
	(in millions)
XL(1)
Prepaid reinsurance	$109.7	$84.4
Reinsurance recoverable for unpaid losses	3.2	1.8
Dexia(2)
Other assets(3)	344.5	306.4
Deferred premium revenue	18.2	22.5
Variable Interest Entities debt	181.8	172.1
Gross Par Outstanding	17,034.4	22,846.6
Other liabilities	2.1	2.3
GIC Affiliates(4)
Guaranteed investment contracts	962.8	1,021.8
Guaranteed investment contracts included in other assets	260.9	120.3

	For the Years Ended December 31,
	2006	2005	2004
	(in millions)
XL(1)
Ceded premiums	$46.1	$31.6	$35.2
Dividends paid	—	16.3	7.0
Dexia(2)
Gross premiums earned	26.4	29.5	29.3
Derivative (gains/loss)	8.3	(7.2)	96.3
Variable Interest Entities net interest expense	9.8	9.3	8.8
GIC Affiliates(4)
Net interest income	55.5	37.5	28.9

(1)          The Company ceded business to XL Capital Ltd. (“XL”), a major Bermuda-based insurance holding company, which owned an interest in FSA International prior to October 2005.

(2)          Represents business with affiliates of Dexia.

(3)          Represents primarily derivative fair value adjustments and accrued interest.

(4)          In addition to the related party transactions described above, all of the guaranteed investment contracts within the Financial Products Segment Investment Portfolio are issued by the GIC Affiliates.

FSA Global maintains liquidity facilities with Dexia (see Note 17).

20.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determines fair value using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair-value amounts.

For bonds, equity securities and the VIE bond portfolio, the carrying amount represents fair value. The fair value is based on quoted market price or redemption value for the Company’s investment in XLFA.

For short-term investments, including the VIE short-term investments, the carrying amount is cost, which approximates fair market value due to the short maturity of the instruments.

For cash, receivable for investments sold and payable for investments purchased, the carrying amount is cost, which approximates fair value because of the short maturity of these instruments.

For assets acquired under refinancing transactions, the fair value is either the present value of the expected cash flows or quoted market prices as of the reporting date.

For deferred premium revenue, net of prepaid reinsurance premiums, the carrying amount represents the Company’s future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance policy. The fair value of deferred premium revenue, net of prepaid reinsurance premiums, is an estimate of the statutory premiums that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the insurance contract.

The Company could not determine the fair value of the surplus notes because the related party debt does not contain normal commercial terms such as a maturity date.

For notes payable to affiliate, the fair value is the present value of the expected cash flows as of the reporting date.

For installment premiums, consistent with industry practice, there is no carrying amount since the Company will receive premiums on an installment basis over the term of the insurance contract. Similar to the treatment of deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be received under a reinsurance agreement with a third party to transfer the Company’s financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract.

For VIE debt, the fair value is the present value of the expected cash flows as of the reporting date.

For losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses, the carrying amount is net present value of the expected cash flows for specifically identified claims and inherent losses in the Company’s insured portfolio, which management believes is a reasonable proxy for fair value.

For fair-value adjustments on derivatives, the carrying amount represents fair value. The Company uses quoted market prices when available, but if quoted market prices are not available, management uses internally developed estimates.

The table below shows the carrying amount and fair value of the Company’s financial instruments:

	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Bonds	$4,681,144	$4,681,144	$4,370,469	$4,370,469
Equity securities	54,325	54,325	54,370	54,370
Variable interest entities’ bonds	1,128,255	1,128,255	1,155,992	1,155,992
Variable interest entities’ GICs	962,815	962,815	1,021,791	1,021,791
Short-term investments	86,503	86,503	104,153	104,153
VIE short-term investments	19,478	19,478	2,674	2,674
Cash	29,660	29,660	39,506	39,506
Assets acquired in refinancing transactions	337,872	333,389	467,873	460,770
Fair value adjustments on derivatives	605,957	605,957	491,041	491,041
Receivable for securities sold	161	161	1,382	1,382
Liabilities:
Deferred premium revenue, net of prepaid reinsurance premiums	1,653,607	1,449,526	1,515,408	1,295,312
Losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	190,780	190,780	169,379	169,379
Notes payable to affiliate	321,371	313,580	463,575	455,814
VIE debt	3,067,745	3,144,519	2,708,773	2,960,686
Surplus notes	108,850	N/A	108,850	N/A
Payable for investments purchased	3,257	3,257	28,947	28,947
Fair value adjustments on derivatives	592	592	1,060	1,060
Off-balance-sheet instruments:
Installment premiums	—	579,541	—	538,951

21.   STATUTORY ACCOUNTING PRACTICES

GAAP differs in certain significant respects from statutory accounting practices applicable to the Company and its insurance company subsidiaries, that are prescribed or permitted by insurance authorities. The principal differences result from the following statutory accounting practices:

•       upfront premiums are recognized as earned when related principal and interest have expired rather than over the expected coverage period;

•       acquisition costs are charged to operations as incurred rather than as related premiums are earned;

•       a contingency reserve (rather than a non-specific reserve) is computed based on the following statutory requirements:

1)            For all policies written prior to July 1, 1989, an amount equal to 50% of cumulative earned premiums less permitted reductions plus

2)            For all policies written on or after July 1, 1989, an amount equal to the greater of 50% of premiums written for each category of insured obligation or a designated percentage of principal guaranteed for that category. These amounts are provided each quarter as either  1/60th or  1/80th of the total required for each category, less permitted reductions;

•       certain assets designated as “non-admitted assets” are charged directly to statutory surplus but are reflected as assets under GAAP;

•       deferred tax assets are generally admitted to the extent reversals of existing temporary differences in the subsequent year can be recovered through carry back;

•       insured CDS are considered to be insurance contracts, not derivative contracts recorded at fair value;

•       bonds are carried at amortized cost;

•       VIEs and refinancing vehicles are not consolidated under statutory accounting standards; and

•       surplus notes are recognized as surplus rather than as a liability unless approved for repayment

Consolidated statutory net income was $339.6 million for 2006, $293.0 for 2005 and $242.1 million for 2004. Combined statutory surplus plus contingency reserves was $2,554.1 million for 2006, $2,417.5 million for 2005 and $2,280.9 million for 2004.